Exhibit 21.1

List of Subsidiaries of Santa Ana Global Enterprises, S.A.

Name of Subsidiary	Jurisdiction of Incorporation or Organization

SAGE Colombia Holdings S.A.S.	Republic of Colombia
Laguna Grande, S.A.S.	Republic of Colombia
Santa Ana Global Chile Holdings SpA	Republic of Chile
Sage Panama Global Holdings Inc.	Republic of Panama